EXHIBIT I

                         [AlliedSignal Letterhead]

                                                            August 17, 1998


AMP Incorporated
470 Friendship Road
Harrisburg, PA  17111

Attention:  David F. Henschel, Corporate Secretary
            and Associate General Legal Counsel

Dear Mr. Henschel:

     On August 10, 1998, PMA Acquisition Corporation, a wholly owned subsidiary of AlliedSignal Inc., commenced a tender offer to acquire all of the outstanding shares of the Common Stock of AMP Incorporated at $44.50 per share (the "Tender Offer"), and indicated that if AMP failed to respond favorably that AlliedSignal intends to commence a solicitation for the following purposes:

          (i) to amend Section 2.2 of Article II of the Company By-laws to fix the number of directors of the Company at twenty-eight; (ii) to amend Section 2.4 of Article II of the Company By-laws to permit the Company's shareholders to fill vacancies on the on the Company's Board of Directors (the "Company Board"); (iii) to amend Section 1.54.3 of Article II of the Company By-laws to clarify that nominations of directors for election by written consent of shareholders are not subject to the advance notification provisions of the Company By-laws; (iv) to elect Hans W. Becherer, Lawrence A. Bossidy, Ann M. Fudge, Paul X. Kelley, Peter M. Kreindler, Robert P. Luciano, Robert B. Palmer, Russell E. Palmer, Frederic M. Poses, Donald J. Redlinger, Ivan G. Seidenberg, Andrew C. Sigler, John
          R. Stafford, Thomas P. Stafford, Richard F. Wallman, Robert C. Winters and Henry T. Yang (the "Nominees") to serve as directors of the Company; and (v) to repeal each provision of the Company By-laws or amendment(s) thereto adopted subsequent to July 22, 1998 and prior to the effectiveness of the foregoing amendments and the seating of a sufficient number of Nominees to constitute a majority of the Company Board (the "Consent Solicitation").

     AlliedSignal is the beneficial holder of 100 shares of AMP (the "Shares"). Enclosed is the request of Cede & Co., the record holder of the Shares, in which Cede demands, on behalf of AlliedSignal and in connection with the Tender Offer and Consent Solicitation, the right to inspect AMP's share register and other items, and to make and receive copies and extracts therefrom. This request is made pursuant to: (i) Section 1508 of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL");
(ii) the common law of the Commonwealth of Pennsylvania; and (iii) governing precedents of the United States District Court for the Eastern District of Pennsylvania. Please note that in the event that the transfer agent for the Shares has acted pursuant to AlliedSignal's request and transferred the Shares into AlliedSignal's name, the attached demand is hereby incorporated by reference into this letter and made by AlliedSignal directly, as record holder of the Shares.

     In accordance with Section 1508(c) of the PBCL, a reply to this letter is required within five (5) business days after the receipt hereof.

     If you have any questions, please call Peter Kreindler, Esq., Senior Vice President, General Counsel and Secretary of AlliedSignal, at (973) 455-5513.

                                    Very truly yours,


                                     /s/ Jay B. Stephens, Esq.
                                    -----------------------------------
                                    Jay B. Stephens, Esq.
                                    Deputy General Counsel,
                                    Litigation and Regulatory Affairs

Enclosure